Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
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WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MAY 27, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/s/ Benson Tsang
Name:	Benson Tsang
Title:	Chief Financial Officer

Date: May 27, 2008

WuXi PharmaTech

Announces First Quarter 2008 Results

First Quarter Revenues Up 69% and Net Income Up 132% Year-Over-Year

SHANGHAI, CHINA — May 27, 2008 — WuXi PharmaTech (Cayman) Inc. (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced its selected unaudited financial results for the first quarter ended March 31, 2008.

First Quarter 2008 Highlights:

Compared with first quarter 2007 results,

—	Total net revenues increased 68.7% to $57.1 million.

—	Net revenues from laboratory services increased 77.4% to $38.5 million.

—	Net revenues from manufacturing services increased 53.3% to $18.6 million.

—	Net income increased 131.9% to $13.9 million.

—	Non-GAAP net income, as defined below, increased 85.3% to $17.3 million.

—	Diluted earnings per American Depositary Share (“ADS”) were $0.19. Non-GAAP diluted earnings per ADS were $0.24.

Commenting on the first quarter 2008 results, Dr. Ge Li, Chairman and Chief Executive Officer of WuXi PharmaTech said, “I am very pleased to report an outstanding first quarter for WuXi PharmaTech. This quarter marked the beginning of a new phase as a global company following the acquisition of AppTec. Compared to the first quarter 2007, we delivered solid top- and bottom-line growth, demonstrating our ability to consistently execute on our strategy.

“The integration of our US- and China-based operations is progressing as planned. Under a new global organizational structure, all of our business units and support functions have begun implementing initiatives designed to drive business growth by leveraging our global capabilities and resources.

“As the pharmaceutical, biotechnology and medical device industries continue to embrace outsourcing as a strategic option, our broad and unique global service platform positions us to capitalize on this trend and achieve our strategic and financial goals.”

First Quarter 2008 Unaudited Financial Results

Net Revenues. Net revenues increased 68.7% to $57.1 million in the first quarter 2008 from $33.8 million in the first quarter 2007. This increase was primarily driven by the strong organic growth and the addition of US-based services following the close of the AppTec Laboratory Services, Inc. acquisition on January 31, 2008. During the two-month post-acquisition period, our US-based services contributed $11.0 million for the first quarter 2008.

Net revenues from laboratory services increased 77.4% to $38.5 million in the first quarter 2008 from $21.7 million in the first quarter 2007, driven by a growing demand for our core discovery chemistry and process research services, and testing services from the AppTec acquisition. Net revenues from manufacturing services increased by 53.3% to $18.6 million in the first quarter 2008 from $12.1 million in the first quarter 2007, primarily due to an increase in the number and scope of projects.

Gross margins. Overall gross margin was 42.5% in the first quarter 2008. Our laboratory services margin was 49.2% and manufacturing margin was 28.7% in the first quarter 2008. While our laboratory services margin remained robust, the manufacturing services margin was affected by the low utilization in our biologics manufacturing facility. Looking forward, we expect the utilization rate to improve in later quarters.

Operating Expenses. Operating expenses increased 28.3% to $12.6 million in the first quarter 2008 from $9.8 million in the first quarter 2007 reflecting business growth and operational expansion. Operating expenses as a percentage of total net revenues decreased to 22.1% in the first quarter 2008 from 29.1% over the same period last year.

Operating Margin. Operating margin was 20.4% in the first quarter 2008, up from 17.3% in the first quarter 2007 primarily due to increased operating leverage.

Net Income. Net income increased by 131.9% to $13.9 million for the first quarter 2008 from $6.0 million for the first quarter 2007. Net profit margin increased to 24.3% in the first quarter 2008 from 17.7% in the first quarter 2007. Non-GAAP net income, as defined below, for the first quarter 2008 grew by 85.3% to $17.3 million, compared to the non-GAAP net income of $9.3 million in the first quarter 2007. Diluted earnings per ADS were $0.19 and non-GAAP diluted earnings per ADS were $0.24 in the first quarter 2008.

2008 Guidance

We maintain our 2008 annual consolidated net revenues guidance in the range from $280 million to $300 million.

Termination of Follow-on Offering; Adoption of 10b5-1 Sales Plans

We are terminating our previously postponed follow-on offering given stock market volatility and current market valuations and our belief that our cash flows will remain healthy and alternative financing options, if required to meet our funding needs, are available.

Since our IPO in August 2007, our officers and directors have been unable to sell shares due to underwriter-related lock-ups (including lock-ups previously entered into in connection with the terminated follow-on offering) and company trading policies. We expect that a number of our executive officers (including our chief executive officer) and other employees will enter into pre-arranged stock trading plans under Rule 10b5-1 of the Exchange Act. As previously disclosed, we believe in many cases these plans will be adopted to ensure the exercise of previously granted options, which to avoid adverse tax consequences to the individual under Section 409A of the U.S. Tax Code must be exercised, if at all, by December 31, 2008, and the sale of the underlying shares.

Conference Call

Following the earnings announcement, WuXi PharmaTech senior management will host a conference call at 8:00 am (Eastern) / 5:00 am (Pacific) / 8:00 pm (Beijing/Hong Kong) on Wednesday, May 28, 2008 to discuss its 2008 first quarter financial results and recent business activity. The conference call may be accessed by calling (US) +1 718-354-1389 / (HK) +852 3002-1356. A telephone replay will be available shortly after the call until June 26, 2008 at (US) +1 866-883-4489, +1 718-354-1112 / (HK) +852 3002-1607. Passcode: 5274714#.

A live webcast of the conference call and replay will be available on the investor relations page of WuXi PharmaTech’s website at www.wuxipharmatech.com.

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides pharmaceutical, biotechnology and medical device companies a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. For more information, please visit: www.wuxipharmatech.com.

Use of Non-GAAP Financial Measures

We have provided the first quarter 2007 and 2008 net income and earnings per ADS on a non-GAAP basis, which excludes share-based compensation expenses and amortization of acquired intangible assets. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing underlying business performance and operating trends. We expect to provide net income and earnings per ADS on a non-GAAP basis using a consistent method on a quarterly basis going forward.

You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of non-GAAP measures to GAAP measures for the indicated periods attached hereto.

Cautionary Note Regarding Forward-Looking Statements

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995, including, among others, our anticipated net revenues for 2008, our ability to execute our strategies, the progress of our AppTec integration and related initiatives to drive growth, the expected continued use by pharmaceutical, biotechnology and medical device industries of outsourcing AND CONTINUED HEALTHY CASH FLOWS AND THE AVAILABILITY OF FUTURE FINANCING. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what we currently anticipate may include our limited operating history; failure to retain key personnel; effective integration of products and services from AppTec; our reliance on a limited number of customers to continue to account for a high percentage of our revenues; risk of payment failure by any of our large customers, which could significantly harm our cash flows and profitability; dependency upon the continued service of our senior management and key scientific personnel and ability to retain our existing customers or expand our customer base. The financial information contained in this release should be read in conjunction with the consolidated and pro forma financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on April 4, 2008, and is available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 15 of the related prospectus. Our actual results of operations for the first quarter 2008 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Contact:

Investor Contact: Dr. Hai Mi, Vice President, Corporate Communications WuXi PharmaTech (Cayman) Inc. Tel: +86 (21) 5046-3726 Email: ir@pharmatechs.com www.wuxipharmatech.com	Investor Relations (US): Mahmoud Siddig, Director Taylor Rafferty Tel: +1 (212) 889-4350 Email: pharmatechs@taylor-rafferty.com www.taylor-rafferty.com

Investor Relations (HK): Ruby Yim, Managing Director Taylor Rafferty Tel: +852 3196 3712 Email: pharmatechs@taylor-rafferty.com www.taylor-rafferty.com	Media Contact: John Dudzinsky Taylor Rafferty Tel: +1 (212) 889-4350 Email: pharmatechs@taylor-rafferty.com www.taylor-rafferty.com

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands of US Dollars, except ordinary share, ADS and par value data)

	March 31, 2008	December 31, 2007
Assets:
Current assets:
Cash and cash equivalents	73,728	213,585
Restricted cash	6,382	5,526
Accounts receivable, net	34,426	18,199
Inventories	17,539	13,352
Prepaid expenses and other current assets	15,346	11,215

Total current assets	147,421	261,877
Non-current assets:
Goodwill (Note 1)	124,787	—
Property, plant and equipment, net (Note 1)	115,158	73,634
Intangible assets, net (Note 1)	11,284	921
Land use rights, net	5,333	5,160
Other non-current assets	4,309	2,183

Total non-current assets	260,871	81,898

Total assets	408,292	343,775

Liabilities and shareholders’ equity:
Current liabilities:
Short-term bank borrowings, current	7,830	—
Accounts payable	14,017	7,216
Accrued expenses	13,262	12,279
Deferred revenue	13,215	19,706
Advanced subsidies	2,074	1,077
Other taxes payable	4,039	4,060
Other current liabilities	3,432	1,233

Total current liabilities	57,869	45,571
Non-current liabilities:
Long-term debt, excluding current portion	10,588	4,108
Advanced subsidies	2,339	1,529
Convertible notes	35,864	40,988
Deferred tax liabilities (Note 1)	3,897	181
Other non-current liabilities	2,980	—

Total non-current liabilities	55,668	46,806

Total liabilities	113,537	92,377

Shareholders’ equity:
Ordinary shares (Note 2), ($0.02 par value, 5,002,550,000 authorized 492,226,776 and 499,600,302 issued and outstanding as of December 31, 2007 and March 31, 2008, respectively)	9,992	9,845
Additional paid-in capital	314,146	291,020
Accumulated deficit	(43,441)	(57,302)
Accumulated other comprehensive income	14,058	7,835

Total shareholders’ equity	294,755	251,398

Total liabilities and shareholders’ equity	408,292	343,775

Note 1: Amounts were based on the preliminary purchase price allocation from management’s best estimation. They are subject to final valuation from a third-party professional appraisal firm. They may be significantly different from our estimate and subject to potential adjustments. At the same time, final valuation may also lead to potential adjustments for other accounts related to the acquisition.

Note 2: Eight (8) ordinary shares are equal to one (1) ADS

WUXI PHARMATECH (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of US dollars, except ADS and per ADS data)

	Three Months Ended March 31,
	2008	2007
Net revenues:
Laboratory services	38,443	21,676
Manufacturing services	18,617	12,143

Total net revenues	57,060	33,819

Cost of revenues:
Laboratory services	(19,523)	(10,881)
Manufacturing services	(13,270)	(7,266)

Total cost of revenues	(32,793)	(18,147)

Gross Profit	24,267	15,672

Operating expenses:
Selling and marketing expenses	(1,407)	(738)
General and administrative expenses	(11,198)	(9,090)

Total operating expenses	(12,605)	(9,828)

Operating income	11,662	5,844

Other income (expenses), net:
Other income (expenses), net	2,807	840
Interest income (expenses), net	516	(629)

Total other income (expenses), net	3,323	211

Income before income taxes	14,985	6,055
Income taxes	(1,124)	(78)

Net income	13,861	5,977

Income (loss) attributable to holders of ADS:
Basic	13,861	(1,635)
Diluted	13,861	(1,635)

Basic earnings (loss) per ADS	0.22	(0.06)
Diluted earnings (loss) per ADS	0.19	(0.06)

Number of shares used in calculation (Note 3):

Weighted average ADS outstanding – basic	61,895,469	25,329,825
Weighted average ADS outstanding – diluted	72,416,243	25,329,825

Note 3: One (1) ADS equals eight (8) ordinary shares

WUXI PHARMATECH (CAYMAN) INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in thousands of US Dollars, except per ADS data)

	Three Months Ended March 31,
	2008	2007
GAAP net income	13,861	5,977
Add: Share-based compensation expenses	2,978	3,352
Amortization of acquired intangible assets	446	—

Non-GAAP net income	17,285	9,329

Income (loss) attributable to holders of ADS (Non-GAAP):
Basic	17,285	878
Diluted	17,285	878

Basic earnings (loss) per ADS (Non-GAAP)	0.28	0.03
Diluted earnings (loss) per ADS (Non-GAAP)	0.24	0.02

Weighted average ADS outstanding – basic	61,895,469	25,329,825
Weighted average ADS outstanding – diluted	72,416,243	54,407,883